SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 December 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 18 December 2023
           re: Director/PDMR Shareholding

18 December 2023

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2022 Annual Report and Accounts published on 22 February 2023. The 2022 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the fourth quarter of 2023 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 18 December 2023, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 46.8039 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three year period, with one-third being released each year on 18 December.

Name	Shares
Charlie Nunn William Chalmers	297,250 142,680

Disposal of Shares
Andrew Walton, a PDMR, sold 85,042 Shares on 18 December 2023 at a price of 46.8986 pence per Share. Following the sale of Shares, Andrew Walton continues to comply with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the fourth quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.468039	297,250
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-12-18
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the fourth quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.468039	142,680
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-12-18
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Chief Sustainability Officer and Chief Corporate Affairs Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.468986	85,042
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 December 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 18 December 2023